SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 22)

BIOLASE, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

090911108

(CUSIP Number)

Larry N. Feinberg

c/o Oracle Investment Management, Inc.

262 Harbor Drive,

3RD FL

STAMFORD, CT 06902

(203) 862-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Robert L. Lawrence, Esq,

Kane Kessler, P.C,

666 Third Avenue, 23rd floor

New York, New York 10017

(212) 541-6222

June 8, 2020

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 2 of 16 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,269,365*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,269,365*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,269,365*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 40,115,378 Shares outstanding, which is the sum of 39,585,113 Shares outstanding as of June 8, 2020, plus 530,265 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 3 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,685,582*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,685,582*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,582*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 409,082 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,994,195 Shares outstanding, which is the sum of 39,585,113 Shares outstanding as of June 8, 2020, plus 409,082 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 4 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 247,866*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 247,866*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,866*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 63,566 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,648,679 Shares outstanding, which is the sum of 39,585,113 Shares outstanding as of June 8, 2020, plus 63,566 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 5 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 335,917*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 335,917*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 57,617 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,642,730 Shares outstanding, which is the sum of 39,585,113 Shares outstanding as of June 8, 2020, plus 57,617 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 6 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 090911108	Page 7 of 16 pages

1	NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 090911108	Page 8 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,269,365*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,269,365*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,269,365*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 40,115,378 Shares outstanding, which is the sum of 39,585,113 Shares outstanding as of June 8, 2020, plus 530,265 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 9 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,269,365*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,269,365*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,269,365*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 40,115,378 Shares outstanding, which is the sum of 39,585,113 Shares outstanding as of June 8, 2020, plus 530,265 Shares issuable upon exercise of warrants.

This Amendment No. 22 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016, Amendment No. 13, filed on October 6, 2016, Amendment No. 14, filed on April 21, 2017, Amendment No. 15, filed on July 5, 2017, Amendment No. 16, filed on August 22, 2017, Amendment No. 17, filed on November 9, 2017, Amendment No. 18, filed on December 6, 2017, Amendment No. 19, filed on June 28, 2019, Amendment No. 20, filed on November 4, 2019, and Amendment No. 21, filed on May 22, 2020 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of BIOLASE, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby supplemented as follows:

The transactions giving rise to the filing of this Amendment were the sales of Shares of the Issuer by the Reporting Persons in open market transactions and at prevailing market prices. The response set forth in Item 5(c) of this Amendment is incorporated herein by reference. As a result of said transactions, each of the Reporting Persons’ beneficial ownership of Issuer Shares decreased as set forth in more detail in Item 5 of this Amendment.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a total number of Shares outstanding equal to the sum of 39,585,113 Shares outstanding as of June 8, 2020, based on the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5), filed on June 9, 2020, plus the following number of  Shares currently issuable upon the exercise of warrants: (i) in the case of Mr. Larry Feinberg, General Partner and Manager (as defined below), 530,265; (ii) in the case of Partners (as defined below) 409,082; (iii) in the case of Institutional Partners (as defined below), 63,566; and (iv) in the case of Ten Fund (as defined below), 57,617. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 1,685,582 Shares, constituting approximately 4.21% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,685,582 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,685,582 Shares.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, L.P. (“Institutional Partners”) may be deemed to be the beneficial owner of 247,866 Shares, constituting approximately 0.63% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 247,866 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 247,866 Shares.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund, L.P. (“Ten Fund”) may be deemed to be the beneficial owner of 335,917 Shares, constituting approximately 0.85% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 335,917 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 335,917 Shares.

(a, b) Retirement Plan

As of the date hereof, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement Plan”) may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding.

Retirement Plan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) Foundation

As of the date hereof, The Feinberg Family Foundation (“Foundation”) may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding.

Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 2,269,365 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 5.66% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,269,365 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,269,365 Shares.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Partners, Institutional Partners, Ten Fund and Retirement, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Partners, Institutional Partners, Ten Fund and Retirement. As of the date hereof, Manager may be deemed to be the beneficial owner of 2,269,365 Shares, constituting approximately 5.66% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,269,365 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,269,365 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 2,269,365 Shares, constituting approximately 5.66% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,269,365 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,269,365 Shares.

(c)

The Reporting Persons have effected the following transactions in the Shares: (i) an open market sale of 2,479,456 Shares by Partners on June 8, 2020 at a price of $0.5542 per share; (ii) an open market sale of 1,196,590 Shares by Partners on June 9, 2020 at a price of $0.5514 per share; (iii) an open market sale of 564,738 Shares by Ten Fund on June 8, 2020 at a price of $0.5542 per share; (iv) an open market sale of 435,596 Shares by Ten Fund on June 9, 2020 at a price of $0.5514 per Share; (v) an open market sale of 358,744 Shares by Institutional Partners on June 8, 2020 at a price of $0.5542 per share; (vi) an open market sale of 79,841 Shares by Institutional Partners on June 9, 2020 at a price of $0.5514 per share; (vii) an open market sale of 47,885 Shares by the Retirement Plan on June 9, 2020 at a price of $0.5486 per share; and (viii) an open market sale of 10,400 Shares by the Foundation on June 9, 2020 at a price of $0.5508 per share.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020	ORACLE PARTNERS, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: June 11, 2020	ORACLE TEN FUND, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: June 11, 2020	ORACLE INSTITUTIONAL PARTNERS, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: June 11, 2020	ORACLE INVESTMENT MANAGEMENT, INC.
EMPLOYEES’ RETIREMENT PLAN

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Trustee

Dated: June 11, 2020	ORACLE ASSOCIATES, LLC

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: June 11, 2020	ORACLE INVESTMENT MANAGEMENT, INC.

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: President and Director

Dated: June 11, 2020	THE FEINBERG FAMILY FOUNDATION

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Trustee

Dated: June 11, 2020	LARRY N. FEINBERG

/s/ Larry N. Feinberg